140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com

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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Daniel Morris, Special Counsel
Heather Percival
Dennis Hult
Jay Webb

Re:	ViewRay, Inc.
Registration Statement on Form S-1
Filed on October 9, 2015
File No. 333-207347

Ladies and Gentleman:

On behalf of our client, ViewRay, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) a revised Registration Statement (the “Registration Statement”) on Form S-1 (“Amendment No. 1”) which the Company first filed with the Commission on October 9, 2015 (File No. 333-207347). Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter received on November 5, 2015 (the “Comment Letter”) from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes copies of Amendment No. 1, including copies which have been marked to show changes from the initial filing, as well as copies of this letter.

For ease of review, we have set forth below each of the numbered comments of the Comment Letter in bold type followed by the Company’s responses thereto.

November 23, 2015

Corporate Information, page 5

1.	Please tell us the aggregate amount of consideration paid by ViewRay Technologies, Inc. to merge with the public shell and become a public company through a reverse acquisition.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that consideration for the merger between ViewRay Technologies, Inc. and Mirax Corp. (the “Merger”) consisted of 1,000,005 shares of ViewRay, Inc. common stock, par value $0.01 per share (the “Common Stock”), issued to the pre-Merger holders of shares of Mirax Corp. (the “Merger Shares”). At the offering price of $5.00 per share in the subsequent private placement offering (the “Private Placement”), the aggregate value of the Merger Shares was $5,000,025.00. As of the final closing date of the Private Placement, the Company had 32,200,088 shares of Common Stock outstanding, of which the Merger Shares represented approximately 2.6%.

Our loan and security agreement with Capital Royalty Partners II L.P…., page 24

2.	Please expand your risk factor to adequately discuss the financial covenants contained in your loan agreement with Capital Royalty Partners II L.P.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 24 of Amendment No. 1 as requested.

Our common stock is or may become…, page 46

3.	Please provide us your analysis as to whether you are currently a penny stock issuer. If you are currently a penny stock issuer, please revise your risk factor to clarify. If you are not currently a penny stock issuer but have been one in the past, revise your risk factor to clarify.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is and may continue to be a penny stock issuer as defined in Rules 15g-9 and 3a51-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For the purposes relevant to the Company, a “penny stock” is defined as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. As of the date hereof, the Company’s most recent closing bid price on the OTCQB was $4.50.

Therefore, the Company has revised its disclosures on page 47 of Amendment No. 1 to clarify as requested.

November 23, 2015

Selling Stockholders, page 52

4.	Please clarify in your table which selling shareholders are broker dealers and which are affiliates of broker-dealers. For any of your selling shareholders who are broker-dealers, please clearly indicate that the selling shareholder is an underwriter, or advise.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 54-61 of Amendment No. 1 as requested.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that none of the selling shareholders who are broker-dealers is an underwriter.

Financing Activities, page 87

5.	Please disclose more specific information about the “certain milestones” that must be reached in order for you to borrow the additional amount.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 91 of Amendment No. 1 as requested.

Certain Relationships and Related Party Transactions, page 144

6.	Please tell us whether you have any purchase orders with Cowealth Medical Holding Co. Ltd. for the periods reported, and, if so, please provide your analysis of whether each transaction is a related party transaction requiring disclosure under Item 404 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it received two purchase orders from Cowealth Medical Holding Co. Ltd. (“Cowealth”) in 2014, each for the purchase of a MRIdian system at $5.4 million per system (the “Cowealth Transactions”). Also in 2014, the Company received $1.5 million in total deposits in connection with the Cowealth Transactions.

The Cowealth Transactions are not related party transactions requiring disclosure under Item 404 of Regulation S-K. Cowealth is the sole shareholder of Royal Seal Holding Co., Limited, which beneficially owns approximately 2% of our outstanding capital stock on an as-converted basis. Philip Yang, who was previously a member of the Company’s board of directors, is Vice President of International Procurement of Cowealth, where his responsibilities involve discovering, purchasing and sourcing the technology that Cowealth distributes as part of its international business. Mr. Yang resigned from the Company’s board of directors in July 2015.

In response to the Staff’s comment, the Company has revised its disclosures on page 151 of Amendment No. 1 to remove disclosures related to Cowealth.

November 23, 2015

Index to June 30, 2015 Financial Statements

Notes to Financial Statements

Note 6. Term Loan, page F-44

7.	In light of the company’s limited working capital, please expand your footnote to disclose the significant milestones the company must achieve in order to avail itself on or before June 30, 2016 of the remaining $20 million available from the Term Loan with Capital Royalty Partners II L.P. Refer to Rule 5-02 (19)(b) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page F-46 of Amendment No. 1 as requested.

*        *        *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-4662 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian D. Paulson

of LATHAM & WATKINS LLP

CC:	Chris A. Raanes, ViewRay, Inc.

    D. David Chandler, ViewRay, Inc.

    Mark V. Roeder, Latham & Watkins LLP

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